Alliance One International, Inc. 8001 Aerial Center Parkway Post Office Box 2009 Morrisville, NC 27560-2009 USA	Tel: 919 379-4300 Fax: 919 379-4346 www.aointl.com

March 3, 2014

Ms. Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Alliance One International, Inc.

Form 10-K for Fiscal Year Ended March 31, 2013

Filed June 17, 2013

File No. 1-13684

Dear Ms. Blye:

We are writing in response to your letter dated February 20, 2014, regarding the above-referenced filing of Alliance One International, Inc. (the “Company” or “Alliance One”). For your convenience, please see below the comments provided by your staff in italics, immediately followed by the Company’s responses.

1.	You state on page 7 of the 10-K that for the year ended March 31, 2013, each of Japan Tobacco Inc. (“Japan Tobacco”) and Imperial Tobacco Group PLC (“Imperial Tobacco”), including their respective affiliates, accounted for more than 10% of your revenues from continuing operations. Japan Tobacco’s annual report for the year ended March 31, 2013 indicates that Japan Tobacco has engaged in activities involving Sudan and Syria. The websites of Japan Tobacco and Imperial Tobacco or their affiliates indicate, and news reports confirm, that those entities have engaged in activities involving Cuba, Sudan or Syria. Additionally, on pages 4, 5, 8, 33, 42 and 75 of the 10-K, you discuss your activities in Africa, a region that includes Sudan.

Cuba, Sudan and Syria are designated by the Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan and Syria, whether through subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements. Your response should describe any services, products, information or technology you have provided to Cuba, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

Alliance One has no offices, assets, investments, sales representatives or employees in Cuba, Sudan, or Syria, and does not sell or distribute its products to Cuba or Syria.

Ms. Cecilia Blye

United States Securities and Exchange Commission

March 3, 2014

During the preceding three fiscal years and the most recent interim period (the “Relevant Period”), Alliance One International AG, a Swiss-based subsidiary of the Company (the “Swiss Subsidiary”) sold a relatively limited amount of processed non-US origin tobacco outside Sudan which the purchasers shipped to a consignee in Sudan (the “Sudan Consignee”). The extent of these sales is addressed in response to the next question.

The Company maintains policies and procedures for compliance with US economic sanctions that require the non-involvement of US persons and US-origin products in sales to US embargoed countries unless licensed by the US government.

The purchasers from the Swiss Subsidiary were the Swiss-based JT International, S.A., a member of the Japan Tobacco Group of Companies (“Japan Tobacco”) and Tobacco Intertrade Ltd., also Swiss-based and also owned by Japan Tobacco (the “Swiss Purchasers”). In or around August 2011, the Sudan Consignee also became a subsidiary of Japan Tobacco.

Alliance One does not have agreements, commercial arrangements, or other contacts with the governments of Cuba, Sudan or Syria or entities controlled by them. The two Swiss Purchasers are not entities controlled by the Governments of Cuba, Sudan or Syria. During the Relevant Period, Alliance One is not aware of any other sales by Japan Tobacco or Imperial Tobacco of goods purchased from the Company or its subsidiaries to Cuba, Sudan or Syria, nor did the Company or its subsidiaries make any other deliveries to Japan Tobacco, Imperial Tobacco or any other purchaser for shipment to those countries.

2.	Please discuss the materiality of any contacts with Cuba, Sudan and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

Alliance One had global sales revenues of approximately $2.25 billion during its fiscal year ended March 31, 2013. As noted above, Alliance One makes no sales to Cuba and Syria and has no assets, physical presence or business activities in those countries.

For the following reasons, the Company believes the above-noted indirect sales to Sudan by the Swiss Subsidiary are immaterial both quantitatively and qualitatively. First, the Company made no sales either in or for delivery to Sudan during the Relevant Period other than the above-referenced

Ms. Cecilia Blye

United States Securities and Exchange Commission

March 3, 2014

indirect sales of processed non-US origin tobacco by the Swiss Subsidiary to the Swiss Purchasers for export by the Swiss Purchasers to their Sudan Consignee. Second, these sales accounted for less than 0.3 percent of the global sales revenues of Alliance One during the Relevant Period. Third, Alliance One had no contact with the Government of Sudan or entities controlled by it.

The Company therefore does not believe its Sudan-related activities would adversely affect investment sentiment or constitute a material investment risk for the Company’s securities holders.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have endeavored to respond in full to the comments provided by your staff. If you have any questions regarding our responses, please contact Joel Thomas or Nichlas Fink at (919) 379 4109 or jlthomas@aointl.com.

Very truly yours,

/s/ Joel L. Thomas

Joel L. Thomas, Chief Financial Officer

/s/ Nichlas A. Fink

Nichlas A. Fink, Chief Compliance Officer